                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                Amendment No. 3__


                               ARAMARK CORPORATION
                               -------------------
                                (Name of Issuer)


                 Common Stock, Class B, $.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)

                         Bart J. Colli, General Counsel
         ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107
                                 (215) 238-6846
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 26, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               Page 1 of 34 Pages
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                                             SCHEDULE 13D

CUSIP No. None                                                Page 2 of 27 Pages

1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph Neubauer
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP'        (a) |  |
                                                                   (b) | x|
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          BK, SC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)
 -------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U. S. A.
--------------------------------------------------------------------------------
                                   7.       SOLE VOTING POWER
        NUMBER OF
          SHARES                            14,484,054
      BENEFICIALLY                 ---------------------------------------------
        OWNED BY                   8.       SHARED VOTING POWER
         EACH                               1,186,716
       REPORTING                   ---------------------------------------------
        PERSON                     9.       SOLE DISPOSITIVE POWER
        WITH                                14,484,054
                                   ---------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER
                                            1,186,716
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,670,770
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHAPES* | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                               Page 2 of 34 Pages
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Introduction:

         This statement is the third amendment to the statement on Schedule 13D filed by Joseph Neubauer and relates to the Common Stock, Class B, $0.01 par value per share ("Common Stock") of the ARAMARK Corporation ("ARAMARK"). Mr. Neubauer has acquired shares of ARAMARK Common Stock over the years as a result of his executive positions with the corporation. He has transferred shares of the Common Stock by gift to charitable institutions, a family foundation and family members, and, in several instances, has received shares of the Common Stock from such parties. Mr. Neubauer is subject to the reporting requirements of Section 16 of the Securities Act of 1934, as amended, and has reflected all transfers described in this amendment in timely filed Form 4's and Form 5's. This amendment is filed to report (1) acquisitions by Mr. Neubauer of shares of Common Stock upon exercise of rights under ARAMARK compensation plans, (2) gifts to charities and family members, and (3) gifts by such charities and family members to Mr. Neubauer.

         Since the prior Schedule 13D, Mr. Neubauer purchased shares of Common Stock through the exercise of stock options which are listed below:

                   Date          No. of Shares     Price
                   ----          -------------     -----
                  11/29/94          40,134           .27
                  11/29/94          80,244           .63
                  01/14/95          64,200          2.49
                  01/14/95          30,816          1.75
                  02/14/95          40,134           .27
                  01/15/96          80,256           .63
                  01/15/96          64,200          2.49
                  12/27/96          64,212          2.49
                  12/31/97         900,000          4.50
                  12/23/99          16,720          4.50
                  12/23/99          30,000         14.20
                  01/15/00         583,250          4.50
                  12/26/00          45,000         14.20

         In addition, Mr. Neubauer exchanged 3665 shares of Preferred Stock Series C for 229,780 shares of Common Stock on 6/4/96.

         The exercise prices and numbers of options and shares shown above were adjusted to reflect stock splits in the form of dividends on 11/22/93 and 9/1/98.

         Since the prior Schedule 13D was filed, Mr. Neubauer gifted an aggregate of 271,279 shares of Common Stock to charities between 12/28/94 and 12/26/2000.

                               Page 3 of 34 Pages

         Since the prior Schedule 13D was filed, Mr. Neubauer gifted an aggregate of 2,142,382 shares of Common Stock to related entities between 12/28/94 and 11/13/2000.

         Since the prior Schedule 13D was filed, Mr. Neubauer received an aggregate of 151,604 shares of Common Stock from related entities and charities.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following paragraph:

         In order to exercise stock options and installment stock purchase opportunities to acquire an aggregate of 628,250 shares in January, 2000 and December, 2000, for an aggregate of $5,712,070 including $2,448,445 to pay required withholding taxes, Mr. Neubauer used $2,426,320 of funds borrowed from banks in the ordinary course of business and $2,927,775 of funds provided by ARAMARK pursuant to ARAMARK's Deferred Payment Program. Mr. Neubauer utilized the ARAMARK Deferred Payment Program and financial institution loans for his prior acquisitions of shares when he exercised stock options and installment stock purchase opportunities.

Item 4. Purpose of Transaction.

         Item 4 is amended by adding the following paragraph:

         The purpose of the transactions was to acquire shares of Common Stock by exercising installment purchase opportunities before they expired on January 15, 2000 and January 15, 2001. The exercise price of such stock options and installment stock purchase opportunities was less than the current independent Appraisal Price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

         Item 5 is amended in its entirety as follows:

         A. The aggregate number of shares of Common Stock beneficially owned by Mr. Neubauer as of December 31, 2000 is 15,270,770 shares. The percentage of the class of Common Stock owned by Mr. Neubauer is approximately 29 %.

         Mr. Neubauer is a participant in the ARAMARK Stock Unit Retirement Plan. Mr. Neubauer had been an active participant until September 30, 1989 in the ARAMARK Services, Inc. Retirement Savings Plan for Salaried Employees. He still has an account in such Plan and is a beneficiary of the Plan's Trust which holds shares of ARAMARK Common Stock Class A. However, he currently does not make contributions to the Plan, and ARAMARK currently does not make contributions on his behalf.

                               Page 4 of 34 pages
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         This statement shall not be deemed an admission that Mr. Neubauer is, for purposes of Section 13(d) or otherwise, the beneficial owner of any of the equity securities covered by this statement.

         B. Mr. Neubauer has sole power to vote and sole power to dispose or direct the disposition of 14,484,054 shares. Mr. Neubauer shares voting and investment powers as to 1,186,716 shares with two co-trustees of The Neubauer Family Foundation. The two co-trustees are Mr. Neubauer's son, Lawrence A. Neubauer, and Mr. Neubauer's daughter, Melissa R. Anderson. Their address is: c/o Joseph Neubauer, The ARAMARK Tower, 1101 Market Street, Suite 3100, Philadelphia, PA 19107. Ms. Anderson' presently is a homemaker. Mr. Lawrence Neubauer's occupation is merchant banking and private equity investment. He is employed as a Vice President by S.G. Capital Partners, 1221 Avenue of the Americas, New York, New York 10020. During the last five years, neither has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in subjecting either of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both are citizens of the United States of America.

         In May, 1999, Mr. Neubauer transferred 500,000 shares of Common Stock to each of two Grantor Retained Trusts, one for the benefit of his son, Lawrence Neubauer, and one for the benefit of his daughter, Melissa Anderson. Mr. Neubauer does not share voting or dispositive power for the shares in these Trusts.

         In May 2000, Mr. Neubauer transferred 250,000 shares of Common Stock to each of two additional Grantor Retained Trusts, one for the benefit of his son, Lawrence Neubauer, and one for the benefit of his daughter Melissa Anderson. Mr. Neubauer does not share voting or dispositive power for the shares in these Trusts.

         In November 2000, Mr. Neubauer transferred 18,285 shares of Common Stock to a newly created Family Trust. Mr. Neubauer does not share voting or dispositive power for the shares in this Trust. He does have the power to change Trustees.

                               Page 5 of 34 Pages
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         C. Mr. Neubauer acquired from ARAMARK on December 26, 2000, 45,000 shares of Common Stock at an exercise price per share of $14.20 (plus $5.40 per share in required withholding); On January 15, 2000 he acquired 583,280 shares of Common Stock at an exercise price per share of $4.50 (plus $1.71 per share in required withholding); all pursuant to the exercise of outstanding stock options and installment stock purchase opportunities.

         Mr. Neubauer transferred 273,900 shares to various charities on December 26, 2000 as a gift. Among those charities, Mr. Neubauer transferred 200,000 shares to The Neubauer Family Foundation. As indicated above, Mr. Neubauer is one of the trustees of the foundation and shares voting and investment power for the shares with his son and daughter as described above.

         Mr. Neubauer no longer reports other shares held in trust for his adult children, as to which shares he continues to disclaim beneficial ownership.

         D. Other than the banks to whom shares are pledged which are referred to in the response to Item 6 below, no person other than Mr. Neubauer has the right to receive the proceeds from the sale of certain of the shares of Common Stock reported on this statement. Such interest relates to shares representing less than 10% of the outstanding Common Stock.

         No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the Common Stock.

         E. Not applicable.

Item 6. Contract Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         In connection with Mr. Neubauer's participation in the ARAMARK Deferred Payment Program, Mr. Neubauer has pledged 1,618,052 shares of Common Stock to ARAMARK. In connection with Mr. Neubauer's borrowings from banks in the ordinary course of business referred to in the response to Item 3 and previous borrowings (some of which were disclosed with prior 13D filings), Mr. Neubauer has pledged 902,988 shares of Common Stock to one bank 2,744,283 shares of Common Stock to another bank and 1,070,384 shares of Common Stock to a third bank.

                               Page 6 of 34 Pages

Item 7. Material to be filed as Exhibits.

          The description of the ARAMARK Deferred Payment Program contained in the ARAMARK Ownership Program Prospectuses all dated December 1, 2000 (File
 Nos. 33-11818, 33-30879, 33-33329, 33-44002, 33-57825, 333-53163 is
 incorporated herein by reference. The promissory notes relating to Mr. Neubauer's borrowings from the banks referred to in the response to Items 3 and 6 are being filed herewith:

Exhibit 99.A Grid Demand Promissory Note dated April 28, 2000 and amendment thereto dated September 30 2000; and Demand Promissory Note dated March 3, 2000;

Exhibit 99.B Secured Promissory Note (Grid) (Pledge of Collateral) dated August 17, 1999;

Exhibit 99.C Demand Promissory Note dated as of October 29, 1999;









                               Page 7 of 34 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.







Date: March 19, 2001



                                                  /s/ Joseph Neubauer
                                                  ------------------------------
                                                  Joseph Neubauer














                               Page 8 of 34 Pages